Exhibit 99.4

PERDIGÃO S. A.

CNPJ-MF 01.838.723/0001-27

A Public Company

EXTRACT OF THE MINUTES OF THE 3rd /2007 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: April 26 2007 at 11:00 a.m. at Rodovia BR-060, km 394, Rio Verde, GO. QUORUM: All of the Members. ON MOTION: Nildemar Secches, President and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS TAKEN: 1) Election of the Board of Executive Directors: Pursuant to item 10 of Article 19 and Article 20 of the Company’s Bylaws, the Board resolved to elect the Board of Executive Directors for a 2 (two) year term of office until the meeting of April 2009, made up as follows: Chief Executive Officer — Nildemar Secches, Brazilian, widower, mechanical engineer, enrolled in the private individual taxpayers’ register (CPF) under number 589.461.528-34, ID number 3.997.339-6, SSP/SP, resident and domiciled in São Paulo, SP; Chief Financial Officer, Wang Wei Chang — Brazilian, married, electrical engineer, enrolled in the private individual taxpayers’ register (CPF) under number 534.698.608-15, ID number 3.370.889-0, SSP/SP, resident and domiciled in São Paulo, SP; Chief Operating Officer — Paulo Ernani de Oliveira, Brazilian, married, agronomist, enrolled in the private individual taxpayers’ register (CPF) under number 132.104.160-87, ID number 17/R-1.693.495, SSP/SC, resident and domiciled in Videira, SC; Director-General of the Perdigão Business — José Antonio do Prado Fay, Brazilian, married, engineer, enrolled in the private individual taxpayers’ register (CPF) under number 210.397.040-34, ID number 4063224747, SSP/RS, resident and domiciled in Porto Alegre, RS; Director-General of the Perdix Business — Antonio Augusto de Toni, Brazilian, married, company administrator, enrolled in the private individual taxpayers’ register (CPF) under number 425.503.279-34, ID number 39.044.871-0, resident and domiciled in São Paulo, SP; Director-General of the Batavo Business — Wlademir Paravisi, Brazilian, married, administrator, enrolled in the private individual taxpayers’ register (CPF) under number 387.161.009-72, ID number 742.993, SSP/SC, resident and domiciled in Itajaí, SC; Supply Chain Director  — Nilvo Mittanck, Brazilian, married, engineer, enrolled in the private individual taxpayers’ register (CPF) under number 489.093.519-34, ID number 10/C-3.411.303, SSP/SC, resident and domiciled in Itajaí, SC; Business Development Director — Nelson Vas Hacklauer, Brazilian, married, administrator, enrolled in the private individual taxpayers’ register (CPF) under number 522.156.958-20, ID number 4.812.458, SSP/SP, resident and domiciled in São Paulo, SP; Technology Director — Luiz Adalberto Stábile Benicio, Brazilian, married, zoologist, enrolled in the private individual taxpayers’ register (CPF) under number  448.732.129-87, ID number 2.240.303, SSP/PR, resident and domiciled in Videira, SC; Human Resources Director — Gilberto Antonio Orsato, Brazilian, married, company administrator, enrolled in the private individual taxpayers’ register (CPF) under number    356.481.390-04, ID number 1019124121, SSP/RS, resident and domiciled in São Paulo, SP; Institutional Relations Director — Ricardo Robert Athayde Menezes, Brazilian, legally separated, journalist, enrolled in the private individual taxpayers’ register (CPF) under number    118.108.076-20, ID number M/366.036, SSP/MG, resident and domiciled in São Paulo, SP. It was also resolved to approve the reappointment as a member of the Senior Advisory Board for a two-year period, coinciding with the term of office of the Board of Executive Officers, João Rozário da Silva, Brazilian, married, economist, enrolled in the private individual taxpayers’ register (CPF) under number 025.747.138-34, ID number 3.646.661-X, resident and domiciled in São Paulo, SP. 2) Advisory Committee to the Board

of Directors: The Board resolved to approve the indication of the regular members of the Advisory Committee to the Board of Directors, to be constituted as follows: a) Governance and Ethics Committee: Maurício Novis Botelho, Décio da Silva, Nildemar Secches, Paulo Ernani de Oliveira and Marcelo de Souza Muniz; b) Strategy and Finance Committee: Jaime Hugo Patalano, Manoel Cordeiro Silva Filho, Nildemar Secches, Wang Wei Chang and Marcelo de Souza Muniz; c) Compensation and Executive Development Committee: Francisco Ferreira Alexandre, Luís Carlos Fernandes Afonso, Nildemar Secches, Wlademir Paravisi and Marcelo de Souza Muniz. 3) Hiring of the Independent Auditors: The Board resolved to accept the opinion of the Audit Committee, indicating the hiring of KPMG as independent auditors of the Company as from the 2nd ITR/2007, authorizing the Board of Executive Officers to take all the necessary measures to this end. TERMINATION: Upon motions duly made, seconded and carried unanimously, the meeting was adjourned. Nildemar Secches, President; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Mauríco Novis Botelho; Manoel Cordeiro Silva Filho; Décio da Silva. (I certify that the present is a summary of the original minutes transcribed in book number 2 of the Minutes of the Ordinary and Extraordinary Minutes of the Board of Directors of the Company to pages 03 and 04).